Exhibit 99.1

iKang Announces Acquisition of Two Medical Centers in Beijing

Continues to Enhance Its Presence in Tier 1 Cities

BEIJING, May 20, 2016 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that it has completed the acquisition of 100% equity interest in Beijing Bohui Clinic Co. Ltd. (“Beijing Bohui”) and Beijing Zhongpu Bohui Clinic Co. Ltd. (“Zhongpu Bohui”). Beijing Bohui has now officially opened after its relocation, acquiring all necessary licenses including the Medical Institutions Practice License and Business License, and Zhongpu Bohui is currently in the middle of evaluating a new location for its business.

iKang currently operates 18 medical centers in Beijing before the acquisition, and Beijing Bohui enjoys a prime location in Dongcheng District where iKang has no presence. With its loyal customer base, high quality of service and stellar reputation, Bohui will help to further reinforce iKang’s leading position in Beijing’s highly competitive market.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisition. “We are delighted to welcome Bohui and their committed team into our family. This acquisition will further enhance iKang’s competitiveness in Beijing as Beijing Bohui’s excellent location and its mid-end positioning fit perfectly into iKang’s business strategy.”

He added, “As a pioneer in China’s preventive healthcare services market, iKang will continue to optimize our network by accelerating market expansion in China to increase our competitiveness and offer a better nationwide service.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of May 20, 2016, iKang’s nationwide network consisted of 89(1) self-owned medical centers covering 27 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 89 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com